    As filed with the Securities and Exchange Commission on March 26, 2002



                                                     Registration No. 333-81468

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------


                                AMENDMENT NO. 2

                                      TO
                                   FORM S-6
                   For Registration Under the Securities Act
                   of 1933 of Securities of Unit Investment
                       Trusts Registered on Form N-8B-2

                               -----------------

A. EXACT NAME OF TRUST:

   Schwab Trusts, Schwab Ten Trust, 2002 Series A


B. NAME OF DEPOSITORS:
                          Charles Schwab & Co., Inc.
                          Investec Ernst & Company

C. COMPLETE ADDRESS OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:
   Charles Schwab & Co., Inc.            Investec Ernst & Company
   101 Montgomery Street                 One Battery Park Plaza
   San Francisco, California 94104       New York, New York 10004

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                       COPY OF COMMENTS TO:
   KAREN ALUISE, ESQ.                 PETER J. DEMARCO         MICHAEL R. ROSELLA, ESQ.
   Charles Schwab & Co., Inc.         Vice President           Paul, Hastings, Janofsky & Walker LLP
   101 Montgomery Street              Investec Ernst & Company 399 Park Avenue
   San Francisco, California 94104    One Battery Park Plaza   New York, New York 10022
                                      New York, New York 10004 (212) 318-6800

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

   An indefinite number of Units of Schwab Trusts, Schwab Ten Trust, 2002 Series A is being registered under the Securities Act of 1933 pursuant to
   Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.


F. APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
   As soon as practicable after the effective date of the Registration
   Statement.


    [X]Check if it is proposed that this filing will become effective immediately upon filing on March 26, 2002, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            [LOGO of Charles Schwab]

                                 SCHWAB TRUSTS

                        SCHWAB TEN TRUST, 2002 SERIES A



 The Trust is a unit investment trust designated Schwab Ten Trust, 2002 Series
 A. The Sponsors are Charles Schwab & Co., Inc. and Investec Ernst & Company. The Trust consists of a fixed portfolio of the Dow Jones Industrial Average's ten highest dividend yielding stocks. The Trust will terminate approximately one year after the Initial Date of Deposit. The minimum purchase is 100 Units for individual purchasers, and 25 Units for purchases by custodial accounts or Individual Retirement Accounts, self-employed retirement plans (formerly Keogh Plans), pension funds and other tax-deferred retirement plans.


 This Prospectus consists of two parts. Part A contains the Summary of Essential Information including descriptive material relating to the Trust and the Statement of Financial Condition of the Trust. Part B contains general information about the Trust. Part A may not be distributed unless accompanied by Part B. Please read and retain both parts of this Prospectus for future reference.


================================================================================

================================================================================

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                    PROSPECTUS PART A DATED MARCH 26, 2002

INVESTMENT OBJECTIVE. The Trust seeks to maximize total return through a combination of capital appreciation and current dividend income. There is no guarantee that the investment objective of the Trust will be achieved.

STRATEGY OF PORTFOLIO SELECTION. The Trust seeks to achieve its investment objective by attempting to outperform the Dow Jones Industrial Average (DJIA). The Trust will attempt to outperform the DJIA by creating a portfolio that follows the investment strategy of investing in the ten common stocks in the DJIA which have the highest dividend yield.


DESCRIPTION OF PORTFOLIO. The Portfolio contains 10 issues of common stock of domestic companies. 100% of the issues are represented by the Sponsors' contracts to purchase. All of the stocks are listed on the New York Stock Exchange. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio: Automobile Manufacturer, 9.99%; Construction & Farm Machinery, 9.99%; Diversified Chemicals, 9.99%; Diversified Financial Services, 10.00%; Industrial Conglomerates, 10.03%; Integrated Telecommunication Services, 10.00%; Paper Products, 10.00%; Pharmaceuticals, 10.00%, Photographic Products, 9.99%; and Tobacco, 10.01%.


RISK CONSIDERATIONS. Unitholders can lose money by investing in this Trust. The value of the units and the Securities can each decline in value. An investment in units of the Trust should be made with an understanding of the following risks:

   . For common stocks, the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus in the value of the units).

   . Since the Portfolio of the Trust is fixed and "not managed," in general the Sponsors can only sell securities under certain extraordinary circumstances, at the Trust's termination or in order to meet redemptions. As a result, the price at which each security is sold may not be the highest price it attained during the life of the Trust.

   . When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time that securities are purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the Securities will be an expense of the Trust.

   . A decline in the value of the Securities during the initial offering period may require additional Securities to be sold in order to reimburse the Sponsors for organization costs. This would result in a decline in the value of the units.

   . There is no assurance that any dividends will be declared or paid in the future on the Securities.

PUBLIC OFFERING PRICE.  The Public Offering Price per 100 units of the Trust is calculated by:

   . dividing the aggregate value of the underlying securities held in the Trust by the number of units outstanding; and

   . multiplying the result by 100.

In addition, during the initial offering period, an amount sufficient to reimburse the Sponsor for the payment of all or a portion of the estimated organization costs of the Trust will be added to the Public Offering Price per

100 units. The price of a single unit, or any multiple thereof, is calculated by dividing the Public Offering Price per 100 units by 100 and multiplying by the number of units. The Public Offering Price per Unit will vary on a daily basis in accordance with fluctuations in the aggregate value of the underlying Securities and each investor's purchase price will be computed as of the date the units are purchased.

DEFERRED SALES CHARGE.  The deferred sales charge will be deducted as follows:


   . For every Unitholder, ten monthly charges of $0.80 per 100 units ($8.00 total) will be deducted from the Principal Account in ten monthly installments commencing on June 24, 2002, and on the first business day of each month thereafter through March 1, 2003. In addition:



       . For Unitholders bearing the deferred sales charge of $12.50 per 100 units, two semi-annual charges of $2.25 per 100 units ($4.50 total) will be deducted from the Income Account on June 30, 2002 and December 31, 2002, or



       . For Unitholders bearing the deferred sales charge of $10.00 per 100 units, two semi-annual charges of $1.00 per 100 units ($2.00 total) will be deducted from the Income Account on June 30, 2002 and December 31, 2002.


See "Public Offering--Discounts" in Part B for a description of reduced deferred sales charges for certain investors. The deferred method of payment keeps more of the Unitholder's money invested over a longer period of time.


ESTIMATED NET ANNUAL DISTRIBUTIONS. The estimated net annual distributions to unitholders per 100 units (based on the most recent quarterly or semi-annual ordinary dividend declared with respect to the Securities and based on the payment of the maximum deferred sales charge, which includes a deduction of $4.50 per 100 units from the Income Account) was $24.16. This estimate will vary with changes in the Trust's fees and expenses, actual dividends received, and with the sale of Securities. In addition, because the issuers of common stock are not obligated to pay dividends, there is no assurance that the estimated net annual dividend distributions will be realized in the future.



DISTRIBUTIONS. The Trust will distribute dividends received, less expenses, semi-annually. The first dividend distribution will be made on June 30, 2002, to all Unitholders of record on June 15, 2002, and thereafter distributions will be made on the last business day of every June and December. The final distribution will be made within a reasonable period of time after the Trust terminates.


MARKET FOR UNITS. Unitholders may sell their units to the Sponsors or the Trustee at any time, without fee or penalty. The Sponsors intend to repurchase units from Unitholders throughout the life of the Trust at prices based upon the market value of the underlying Securities. However, the Sponsors are not obligated to maintain a market and may stop doing so without prior notice for any business reason. If a market is not maintained a Unitholder will be able to redeem his units with the Trustee at the same price as the Sponsors' repurchase price. The existence of a liquid trading market for these Securities may depend on whether dealers will make a market in these Securities. There can be no assurance of the making or the maintenance of a market for any of the Securities contained in the portfolio of the Trust or of the liquidity of the Securities in any markets made. The price at which the Securities may be sold to meet redemptions and the value of the Units will be adversely affected if trading markets for the Securities are limited or absent.

TERMINATION. The Trust will terminate in approximately one year. At that time investors may choose one of the following three options with respect to their terminating distribution:

   . receive the distribution in-kind;

   . receive cash upon the liquidation of their pro rata share of the Securities; or

   . reinvest in a subsequent series of the Schwab Ten Trust (if one is offered) at a reduced deferred sales charge.


Because the Sponsor can start selling the Securities on April 29, 2003, Unitholders who purchase Units after April 28, 2002, will have no assurance of realizing long-term capital gains (see "Tax Status" in Part B). Unitholders should consult their own tax advisers in this regard.


ROLLOVER OPTION. Unitholders may elect to roll over their terminating distributions into the next available New Trust at a reduced deferred sales charge. Rollover Unitholders must make this election on or prior to the Rollover Notification Date. Upon making this election, a Unitholder's Units will be redeemed and the proceeds will be reinvested in units of the next available New Trust. See "Trust Administration--Trust Termination" in Part B for details to make this election. A Rollover would not defer the tax to Unitholders on the disposition of their interests in this Trust.

REINVESTMENT PLAN. Unitholders may elect to automatically reinvest their distributions, if any (other than the final distribution in connection with the termination of the Trust) into additional units of the Trust, without a sales charge. See "Reinvestment Plan" in Part B for details on how to enroll in the Reinvestment Plan.


UNDERWRITING. Charles Schwab & Co., Inc., 101 Montgomery Street, San Francisco, California 94104, will act as Underwriter for all of the Units of the Schwab Ten Trust, 2002 Series A. Units of the Trust shall be distributed exclusively by the Underwriter to its customers.

                                   FEE TABLE
--------------------------------------------------------------------------------
   This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "Trust Expenses and Charges." Although each Series has a term of only one year, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees, assuming the principal amount and distributions are rolled over each year into a new Series subject only to the deferred sales charge and trust expenses.
--------------------------------------------------------------------------------


                                                 Maximum Deferred Sales Charge      Reduced Deferred Sales Charge+
                                               ---------------------------------- ----------------------------------
Unitholder Transaction Expenses                        As a % of         Amounts          As a % of         Amounts
(fees paid directly from your investment)               Initial            per             Initial            per
                                                     Offering Price     100 Units       Offering Price     100 Units
                                                     --------------     ---------       --------------     ---------
   Deferred Sale Charge per Year..............            1.25%*         $ 12.50             1.00%**        $ 10.00
                                                         =====           =======             ====           =======
   Maximum Sales Charge Imposed per Year on
   Reinvested Dividends.......................               0%          $     0                0%          $     0
                                                         =====           =======             ====           =======
   Estimated Organization Costs...............            1.06%          $  1.06             1.06%          $  1.06
                                                         =====           =======             ====           =======

Estimated Annual Fund Operating Expenses                                 Amounts                            Amount
(expenses that are deducted from Trust assets)         As of % of          per            As of % of          per
                                                       Net Assets       100 Units         Net Assets       100 Units
                                                     --------------     ---------       --------------     ---------
   Trustee's Fee..............................            .090%          $   .90             .090%          $   .90
   Other Operating Expenses...................            .035%              .35             .035%              .35
    Portfolio Supervision, Bookkeeping and
       Administrative Fees.................... .025%                .25           .025%                .25
                                                         -----           -------             ----           -------
      Total...................................            .125%          $  1.25             .125%          $  1.25
                                                         =====           =======             ====           =======


                                     Examples

                                                                                  Cumulative Expenses Paid for Period:
Maximum Deferred Sales Charge Example:                                            ------------------------------------
                                                                                   1 year            3 years
                                                                                  -------           --------
An investor would pay the following expenses on a $10,000 investment assuming the
 Trust operating expense ratio of .125% and a 5% annual return on the investment
 throughout the periods..........................................................  $ 148             $ 409

Reduced Deferred Sales Charge Example:                                            Cumulative Expenses Paid for Period:
                                                                                  ------------------------------------
                                                                                   1 year            3 years
                                                                                  -------           --------
An investor would pay the following expenses on a $10,000 investment assuming the
 Trust operating expense ratio of .125% and a 5% annual return on the investment
 throughout the periods..........................................................  $ 123             $ 342


The Examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return. For purposes of the Examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The Examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the Examples.
--------

  * The actual fee is a total of $12.50 per 100 Units, irrespective of purchase or redemption price, deducted in installments over the life of the Trust, commencing June 24, 2002. If the Unit price exceeds $10 per Unit, the deferred sales charge will be less than 1.25%; if the Unit price is less than $10 per Unit, the deferred sales charge will exceed 1.25%.


 ** The actual fee is a total of $10.00 per 100 Units, irrespective of purchase or redemption price, deducted in installments over the life of the Trust, commencing June 24, 2002. If the Unit price exceeds $10 per Unit, the deferred sales charge will be less than 1.00%; if the Unit price is less than $10 per Unit, the deferred sales charge will exceed 1.00%.

  + See "Public Offering--Discounts" in Part B for a description of which investors will be eligible for this reduced deferred sales charge, as well as the circumstances under which a further reduction to $8.00 per 100 Units (.80% of the Initial Offering Price) may be applicable.

            SUMMARY OF ESSENTIAL INFORMATION AS OF MARCH 25, 2002:*


INITIAL DATE OF DEPOSIT: March 26, 2002
AGGREGATE VALUE OF
  SECURITIES............................... $ 150,038
NUMBER OF UNITS............................    15,004
FRACTIONAL UNDIVIDED
  INTEREST IN TRUST
  SECURITIES...............................  1/15,004
PUBLIC OFFERING PRICE PER 100 UNITS
 Net Assets of the Trust................... $ 149,879
 Divided By 15,004 Units (times 100)....... $  998.94
 Plus Estimated Organization Costs**....... $    1.06
 Public Offering Price per 100 Units***+... $1,000.00
SPONSORS' REPURCHASE PRICE
  AND REDEMPTION PRICE PER
  100 UNITS++.............................. $  987.50
EVALUATION TIME: 4:00 p.m. Eastern Time (or
  earlier close of the New York Stock Exchange).
MINIMUM INCOME OR PRINCIPAL
  DISTRIBUTION: $1.00 per 100 Units.
LIQUIDATION PERIOD: A 40 day period
  beginning on the first business day following the
  Termination Date.
MINIMUM VALUE OF TRUST: The Trust may
  be terminated if the value of the Trust is less than
  40% of the aggregate value of the Securities at the
  completion of the Deposit Period.
TERMINATION DATE: April 28, 2003, or the
  disposition of the last Security in the Trust.
MANDATORY TERMINATION DATE: The last
  day of the Liquidation Period.



TRUSTEE: The Bank of New York.
TRUSTEE'S FEE: $.90 per 100 Units outstanding.
OTHER FEES AND EXPENSES: $.10 per 100
  Units outstanding.
SPONSORS: Charles Schwab & Co., Inc. and
  Investec Ernst & Company.
AGENT FOR SPONSORS: Investec Ernst &
  Company.
PORTFOLIO SUPERVISORY, BOOKKEEPING
  AND ADMINISTRATIVE FEE: Maximum of
  $.25 per 100 Units outstanding (see "Trust
  Expenses and Charges" in Part B).
RECORD DATES: June 15 and December 15.
DISTRIBUTION DATES: June 30 and
  December 31.
ROLLOVER NOTIFICATION DATE****:
  April 17, 2003, or another date as determined by the Sponsors.
MONTHLY DEFERRED SALES CHARGE
  PAYMENT DATES: June 24, 2002, and the first business day of each month thereafter through March 1, 2003.
SEMI-ANNUAL DEFERRED SALES CHARGE
  PAYMENT DATES: June 30, 2002, and
  December 31, 2002.


CUSIP NUMBERS: Cash: 808523864         Schwab Fee-Based        Schwab
               Reinvestment: 808523872 Accounts:               Account/Strategic Ten
                                       Cash: 808523849         Investors:
                                       Reinvestment: 808523856 Cash: 808523823
                                                               Reinvestment: 808523831

--------
   * The business day prior to the Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Agreement was signed and the deposit of Securities with the Trustee made.
  **    This amount per 100 Units will be invested in Securities during, and sold at the end of, the initial offering period, to reimburse the Sponsors for the payment of all or a portion of the estimated costs incurred in organizing the Trust. See "Risk Considerations" for a discussion of the impact of a decrease in value of the Securities purchased with the Public Offering Price proceeds intended to be used to reimburse the Sponsors.

 ***    A maximum Deferred Sales Charge of $12.50 per 100 Units (1.25% of the
Initial Public Offering Price) will be paid through deductions subsequent to the Initial Date of Deposit as described under "Deferred Sales Charge." On a repurchase or redemption of Units before the last Deferred Sales Charge Payment Date, any remaining Deferred Sales Charge payments will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are subject to that portion of the Deferred Sales Charge remaining at the time of reinvestment.
****    The date by which a Rollover Unitholder must elect to reinvest its terminating distribution in an available series of the Schwab Ten Trust, if offered (see "Trust Administration--Trust Termination").
   +    On the Initial Date of Deposit there will be no cash in the Income or
Principal Accounts. Anyone purchasing Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts.
  ++    This figure reflects deduction of the maximum Deferred Sales Charge of
$12.50 per 100 Units; the actual amount deducted upon redemption of Units will depend upon the Deferred Sales Charge applicable to the redeeming Unitholder. Any redemptions of 25,000 Units or more may, upon request by a redeeming Unitholder, be made in kind. The Trustee will forward the distributed securities, less any deferred sales charge remaining, to the Unitholder's broker-dealer account at The Depository Trust Company in book-entry form. As of the close of the initial offering period, the Sponsors' Repurchase Price and Redemption Price per 100 Units for the Trust will be reduced to reflect the payment of the organization costs to the Sponsors.

                               SCHWAB TEN TRUST,

                                 2002 SERIES A



             STATEMENT OF FINANCIAL CONDITION AS OF MARCH 25, 2002


                                    ASSETS


Investment in Securities -- Sponsors' Contracts to Purchase
   Underlying Securities Backed by Letter of Credit (cost $150,038)(Note 1). $150,038
                                                                             --------
Total....................................................................... $150,038
                                                                             ========

                       LIABILITIES AND INTEREST OF UNITHOLDERS

Reimbursement to Sponsors for Organization Costs (Note 2)................... $    159
                                                                             --------
Interest of Unitholders -- Units of Fractional
   Undivided Interest Outstanding (2002 Series A: 15,004 Units).............  150,038
   Less: Reimbursement to Sponsors for Organization Costs (Note 2)..........     (159)
                                                                             --------
                                                                              149,879
                                                                             --------
Total....................................................................... $150,038
                                                                             ========
Net Asset Value per Unit (3)................................................ $   9.99
                                                                             ========

---------------------
Notes to Statement of Financial Condition:
   The preparation of financial statements in accordance with generally accepted accounting principles requires Trust management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   (1) Schwab Ten Trust, 2002 Series A (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The objective of the Trust, jointly sponsored by Charles Schwab & Co., Inc. and Investec Ernst & Company (the "Sponsors") is to maximize total return through capital appreciation and current dividend income. An irrevocable letter of credit issued by The Bank of New York in an amount of $500,000 has been deposited with the Trustee for the benefit of the Trust to cover the purchases of Securities. Aggregate cost to the Trust of the Securities listed in the Portfolio of Investments is determined by the Trustee on the basis set forth under "Public Offering -- Offering Price" as of 4:00 p.m. on March 25, 2002. The Trust will terminate on April 28, 2003, or can be terminated earlier under certain circumstances as further described in the Prospectus.


   (2) A portion of the Public Offering Price consists of securities in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the costs of establishing the Trust. These costs have been estimated at $1.06 per 100 Units for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsors will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs included in the Public Offering Price will be reimbursed to the Sponsors and deducted from the assets of the Trust.

   (3) The maximum Deferred Sales Charge of $12.50 per 100 Units (1.25% of the Initial Public Offering Price) will be paid by monthly and semi-annual charges subsequent to the Initial Date of Deposit. If Units are redeemed prior to the last Deferred Sales Charge Payment Date, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption. Based on projected total assets of $20,000,000, the estimated maximum total deferred sales charge would be $250,000. To the extent that Unitholders pay a reduced deferred sales charge or the Trust is larger or smaller, the estimate may vary.

                               SCHWAB TEN TRUST,

                                 2002 SERIES A


                           PORTFOLIO OF INVESTMENTS


                             AS OF MARCH 25, 2002



                                                               Market
                                                              Value of
                                                             Stocks as a           Market   Cost of
          Number                                             Percentage   Current  Value   Securities
Portfolio   of                                        Ticker   of the    Dividend   Per      to the
   No.    Shares Name of Issuer(1)                    Symbol  Trust(2)   Yield (3) Share    Trust(4)
--------- ------ ------------------------------------ ------ ----------- --------- ------- ----------
    1.     268   Caterpillar Inc.                      CAT       9.99%     2.50%   $ 55.94  $ 14,992
    2.     321   E.I. du Pont de Nemours and Company   DD        9.99      3.00      46.70    14,991
    3.     472   Eastman Kodak Company                 EK        9.99      2.83      31.77    14,995
    4.     255   General Motors Corporation            GM        9.99      3.40      58.80    14,994
    5.     360   International Paper Company           IP       10.00      2.40      41.66    14,997
    6.     429   J.P. Morgan Chase & Company           JPM      10.00      3.89      34.95    14,994
    7.     261   Merck & Company                       MRK      10.00      2.43      57.51    15,010
    8.     130   Minnesota Mining & Manufacturing Co.  MMM      10.03      2.14     115.70    15,041
    9.     289   Philip Morris Companies, Inc.         MO       10.01      4.47      51.95    15,014
   10.     395   SBC Communications Inc.               SBC      10.00      2.84      38.00    15,010
                                                               ------                       --------
                 Total Investment in Securities                100.00%                      $150,038
                                                               ======                       ========


                     FOOTNOTES TO PORTFOLIO OF INVESTMENTS

(1)Contracts to purchase the Securities were entered into on March 25, 2002. All such contracts are expected to be settled on or about the First Settlement Date of the Trust which is expected to be April 1, 2002.

(2)Based on the cost of the Securities to the Trust.

(3)Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on the security and dividing the result by its market value as of the close of trading on March 25, 2002.


(4)Evaluation of Securities by the Trustee was made on the basis of closing sales prices at the Evaluation Time on March 25, 2002. The Sponsors' Purchase Price was $150,038. The Sponsors had no profit or loss on the Initial Date of Deposit.


The accompanying notes form an integral part of the Financial Statements.

                        REPORT OF INDEPENDENT AUDITORS

THE UNITHOLDERS, SPONSORS AND TRUSTEE

SCHWAB TEN TRUST, 2002 SERIES A



   We have audited the accompanying Statement of Financial Condition of Schwab Ten Trust, 2002 Series A, including the Portfolio of Investments, as of March 25, 2002. This financial statement is the responsibility of the Trusts' management. Our responsibility is to express an opinion on this financial statement based on our audit.



   We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation with The Bank of New York, Trustee, of an irrevocable letter of credit deposited for the purchase of securities, as shown in the financial statement as of March 25, 2002. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



   In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Schwab Ten Trust, 2002 Series A, at March 25, 2002, in conformity with accounting principles generally accepted in the United States.


                                          ERNST & YOUNG LLP

New York, New York

March 26, 2002

                            [LOGO of Charles Schwab]

                                 SCHWAB TRUSTS

                        SCHWAB TEN TRUST, 2002 SERIES A


                               PROSPECTUS PART B

                     PART B OF THIS PROSPECTUS MAY NOT BE
                       DISTRIBUTED UNLESS ACCOMPANIED BY
                                    PART A

                                   THE TRUST

   ORGANIZATION. Schwab Ten Trust consists of a "unit investment trust" designated as set forth in Part A. The Trust was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and related Reference Trust Agreement (collectively, the "Trust Agreement"), dated the Initial Date of Deposit, among Charles Schwab & Co., Inc. and Investec Ernst & Company, as Sponsors, and The Bank of New York, as Trustee.

   On the Initial Date of Deposit, the Sponsors deposited with the Trustee common stock, including funds and delivery statements relating to contracts for the purchase of certain such securities (collectively, the "Securities") with an aggregate value as set forth in Part A and cash or an irrevocable letter of credit issued by a major commercial bank in the amount required for such purchases. Thereafter the Trustee, in exchange for the Securities so deposited, has registered on the registration books of the Trust evidence of the Sponsors' ownership of all Units of the Trust. The Sponsors have a limited right to substitute other securities in the Trust portfolio in the event of a failed contract. See "The Trust--Substitution of Securities." The Sponsors may also, in certain circumstances, direct the Trustee to dispose of certain Securities if the Sponsors believe that, because of market or credit conditions, or for certain other reasons, retention of the Security would be detrimental to Unitholders. See "Trust Administration--Portfolio Supervision."

   As of the Initial Date of Deposit, a "Unit" represents an undivided fractional interest in the Securities and cash of the Trust as is set forth in the "Summary of Essential Information." As additional Units are issued by the Trust as a result of the deposit of Additional Securities, as described below, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest or pro rata share in such Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsors, or until the termination of the Trust Agreement.

   DEPOSIT OF ADDITIONAL SECURITIES. With the deposit of the Securities in the Trust on the Initial Date of Deposit, the Sponsors established a proportionate relationship among the initial aggregate value of specified Securities in the Trust. During the 90 days subsequent to the Initial Date of Deposit (the "Deposit Period"), the Sponsors may deposit additional Securities in the Trust that are substantially similar to the Securities already deposited in the Trust ("Additional Securities"), contracts to purchase Additional Securities or cash (or a bank letter of credit in lieu of cash) with instructions to purchase Additional Securities, in order to create additional Units, maintaining to the extent practicable the original proportionate relationship of the number of shares of each Security in the Trust portfolio on the Initial Date of Deposit. These additional Units, which will result in an increase in the number of Units outstanding, will each represent, to the extent practicable, an undivided interest in the same number and type of securities of identical issuers as are represented by Units issued on the Initial Date of Deposit. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, or unavailability of Securities. The composition of the Trust portfolio may change slightly based on certain adjustments made to reflect the disposition of Securities and/or the receipt of a stock dividend, a stock split or other distribution with respect to such Securities, including Securities received in exchange for shares or the reinvestment of the proceeds distributed to Unitholders. Deposits of Additional Securities in the Trust subsequent to the Deposit Period must replicate exactly the existing proportionate relationship among the number of shares of Securities in the Trust portfolio. Substitute Securities may be acquired under specified conditions when Securities originally deposited in the Trust are unavailable (see "The Trust--Substitution of Securities" below).

   OBJECTIVE. The objective of the Trust is to maximize total return through capital appreciation and current dividend income. The Trust seeks to achieve its objective by attempting to outperform the Dow Jones Industrial Average ("DJIA") by creating a portfolio that follows the investment strategy of investing in the ten (10) common stocks which, out of the thirty (30) common stocks comprising the DJIA, have the highest dividend yield (the "Strategic Ten"), determined as of two business days prior to the Initial Date of Deposit. The Strategic Ten strategy is commonly referred to as the "dogs of the Dow." The Trust's portfolio will be comprised of these ten (10) stocks. The Trust's assets will be allocated in approximately equal amounts among the Strategic Ten. For the actual percentage of each stock in the portfolio, see "Portfolio" in Part A. (Also see "The Trust--The Securities" herein.)

   The name "Dow Jones Industrial Average" is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsors and has not participated in any way in the creation of the Trust or the selection of the stocks included in the Trust and has not reviewed or approved any information included in this Prospectus. Dow Jones & Company, Inc. has not granted to the Trust or the Sponsors a license to use the Dow Jones Industrial Average.

   As used herein, the term "highest dividend yield" means the yield for each Security calculated by annualizing the last quarterly or semi-annual ordinary dividend declared on that Security and dividing the result by the market value of that Security as of two business days prior to the Initial Date of Deposit. This rate is historical, and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trust. As used herein, the term "Securities" means the common stocks initially deposited in the Trust and described in "Portfolio" in Part A and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Indenture.

   Investing in stocks comprising the DJIA with the highest dividend yields may be effective in achieving the Trust's investment objective because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on thirty common stocks comprising the DJIA. There can be no assurance that the dividend rates will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well. Purchasing a portfolio of these stocks as opposed to one or two stocks can achieve a more diversified holding. There is only one investment decision instead of ten. An investment in the Trust can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. An investment in a number of companies with high dividends relative to their stock prices is designed to increase the

Trust's potential for higher returns. The Trust's return will consist of a combination of capital appreciation and current dividend income. The Trust will terminate in approximately one year, at which time investors may choose to either receive the distributions in kind, in cash or reinvest in a subsequent series of the Schwab Ten Trust (if available) at a reduced deferred sales charge. Further, the Securities may appreciate or depreciate in value, dependent upon the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular.

   Investors should note that the Trust's selection criteria were applied to the Securities two business days prior to the Initial Date of Deposit. Since the Sponsors may deposit additional Securities in connection with the sale of additional Units, the yields on these Securities may change subsequent to the Initial Date of Deposit. Therefore, there is no guarantee that the objective of the Trust will be achieved.

   THE SECURITIES. Each of the Securities has been taken from the Dow Jones Industrial Average ("DJIA"). The DJIA comprises 30 common stocks chosen by the editors of The Wall Street Journal as representative of the broad market and of American industry. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components of the DJIA are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely. Most substitutions have been the result of mergers, but from time to time, changes may be made to achieve a better representation. The components of the DJIA may be changed at any time for any reason. Any changes in the components of the DJIA after the date of this Prospectus will not cause a change in the identity of the common stocks included in the Trust's portfolio, including any Additional Securities deposited in the Trust. The Trust is not considered to be "concentrated" in a particular category or industry.

   The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The list grew to 20 stocks in 1916 and to 30 stocks on October 1, 1928. For two periods of 17 consecutive years each, there were no changes to the list: March 1939-July 1956 and June 1959-August 1976. The DJIA last changed on November 1, 1999.

                     Stocks Currently Comprising the DJIA
                     ------------------------------------
AT&T Corporation                    Intel Corporation
Aluminum Company of America         International Business Machines Corporation
American Express Company            International Paper Company
Boeing Company                      Johnson & Johnson
Caterpillar Inc.                    J.P. Morgan Chase & Company, Inc.
Citigroup Inc.                      McDonald's Corporation
Coca-Cola Company                   Merck & Company, Inc.
E.I. du Pont de Nemours and Company Microsoft Corporation
Eastman Kodak Company               Minnesota Mining & Manufacturing Company
Exxon Mobil Corporation             Philip Morris Companies, Inc.
General Electric Company            Procter & Gamble Company
General Motors Corporation          SBC Communications Inc.
Hewlett-Packard Company             United Technologies Corporation
Honeywell International Inc.        Wal-Mart Stores, Inc.
Home Depot Inc.                     Walt Disney Company

   The yield for each Security was calculated by annualizing the last quarterly or semi-annual ordinary dividend distributed and dividing the result by the market value of the Security as of two business days prior to the Initial Date of Deposit. This formula (an objective determination) served as the basis for the Sponsors' selection of the Strategic Ten. The companies represented in the Trust are some of the most well-known and highly capitalized companies in America. The Securities were selected irrespective of any research recommendation by the Sponsors. Investing in the stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the group of stocks comprising the DJIA.

   The following sets forth the total return for previous series of Schwab Ten Trusts offered and terminated. These total returns reflect the maximum sales charges (1.25%) and actual expenses, but do not include commissions or taxes.


                                                   Date       Date    Total
Name of Trust                                     Offered  Terminated Return
-------------                                     -------- ---------- ------
1997 Series A.................................... 11-04-97  12-10-98    7.16%
1998 Series A.................................... 03-03-98  04-13-99    7.22%
1998 Series B.................................... 07-07-98  08-17-99   23.03%
1998 Series C.................................... 12-10-98  01-18-00   10.18%
1999 Series A.................................... 04-13-99  05-15-00   -9.10%
1999 Series B.................................... 08-17-99  09-17-00  -13.08%
2000 Series A.................................... 01-19-00  02-21-01    4.95%
2000 Series B.................................... 05-16-00  06-18-01    5.20%
2000 Series C.................................... 09-19-00  10-22-01    5.53%


   Although the Schwab Ten Trust was not available until 1997, during the last 25 years, the strategy of investing in approximately equal values of the ten highest yielding stocks each year generally would have yielded a higher total return than an investment in all 30 stocks which make up the DJIA. The following table shows the hypothetical performance of investing approximately equal amounts in the Strategic Ten at the beginning of each year and rolling over the proceeds. The total returns do not reflect sales charges, brokerage and transaction costs, commissions or taxes and, therefore, will be different from actual investment results. In addition, the time period presented for the DJIA and Strategic Ten reflect a calendar year and may differ from actual Trust Offerings. These results represent past performance of the Strategic Ten and should not be considered indicative of future results of the Trust. The Trust's annual total return may not exceed the DJIA in any one year; however, historically, long term cumulative total returns from these strategies have outperformed the cumulative returns of the DJIA. The Strategic Ten underperformed the DJIA in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in the Strategic Ten since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.

   The following table compares the actual performance of the DJIA and approximately equal values of the Strategic Ten Strategy in each of the past 25 years, as of December 31 in each of these years:

                        COMPARISON OF TOTAL RETURNS(1)


                                                       Strategic Ten
                         Dow Jones                     Net of Sales
                         Industrial                     Charges and
            Year Ended Average (DJIA) Strategic Ten(2)  Expenses(3)
            ---------- -------------- ---------------- -------------
               1977        -12.7%            0.9%          -0.58%
               1978          2.7            -0.1           -1.33
               1979         10.5            12.4           11.17
               1980         21.5            27.2           25.97
               1981         -3.4             5.0            3.77
               1982         25.8            23.6           22.37
               1983         25.7            38.7           37.47
               1984          1.1             7.6            6.37
               1985         32.8            29.5           28.27
               1986         26.9            32.1           30.87
               1987          6.0             6.1            4.87
               1988         16.0            22.9           21.67
               1989         31.7            26.5           25.27
               1990         -0.4            -7.6           -8.83
               1991         23.9            39.3           38.07
               1992          7.4             7.9            6.67
               1993         16.8            27.3           26.07
               1994          4.9             4.1            2.87
               1995         36.4            36.7           35.47
               1996         28.9            27.9           26.67
               1997         24.7            21.6           20.37
               1998         17.9            10.8            9.57
               1999         27.0             3.6            2.37
               2000         -4.9             5.6            4.37
               2001        -5.36           -5.69           -6.92

---------------------

(1)Total Return represents the sum of Appreciation and Actual Dividend Yield.
   (i) Appreciation for the Strategic Ten and the DJIA is calculated by subtracting the opening market value of these Strategic Ten or DJIA stocks, respectively, as of the first trading day on the New York Stock Exchange in a given year from the market value of those stocks as of the last trading day in that year, and dividing the result by the market value of the stocks as of the first trading day in that year. (ii) Actual Dividend Yield for the Strategic Ten is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks as of the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day in that year. Total return does not take into consideration any sales charges, commissions, expenses or taxes.
(2)The Strategic Ten in any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in that year.
   These results represent past performance and should not be considered indicative of future results of the Trust. Unit prices may fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value.
(3)Total return is net of sales charges (1.25% for the first year and 1.00% thereafter) and estimated annual expenses.

   The contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Settlement of the contracts for Securities is thus expected to take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

   SUBSTITUTION OF SECURITIES. In the event of a failure to deliver any Security that has been purchased for the Trust under a contract ("Failed Securities"), the Sponsors are authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Substitute Securities") to make up the original corpus of the Trust.

   The Substitute Securities must be purchased within 20 days after the delivery of the notice of the failed contract. Where the Sponsors purchase Substitute Securities in order to replace Failed Securities, the purchase price may not exceed the purchase price of the Failed Securities and the Substitute Securities must be substantially similar to the Securities originally contracted for and not delivered. Such selection may include or be limited to Securities previously included in the portfolio of the Trust. No assurance can be given that the Trust will retain its present size and composition for any length of time.

   Whenever a Substitute Security has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the acquisition of the Substitute Security and the Trustee shall, on the next Distribution Date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Substitute Security.

   In the event no substitution is made, the proceeds of the sale of Securities will be distributed to Unitholders as set forth under "Rights of Unitholders--Distributions." In addition, if the right of substitution shall not be utilized to acquire Substitute Securities in the event of a failed contract, the Sponsors will cause to be refunded the sales charge attributable to such Failed Securities to all Unitholders, and distribute the principal and dividends, if any, attributable to such Failed Securities on the next Distribution Date.

                              RISK CONSIDERATIONS

   FIXED PORTFOLIO. The value of the Units will fluctuate depending on all of the factors that have an impact on the economy and the equity markets. These factors similarly impact the ability of an issuer to distribute dividends. Unlike a managed investment company in which there may be frequent changes in the portfolio of securities based upon economic, financial and market analyses, securities of a unit investment trust, such as the Trust, are not subject to such frequent changes based upon continuous analysis. All the Securities in the Trust are liquidated or distributed during the Liquidation Period. Since the Trust will not sell Securities in response to ordinary market fluctuation, but only at the Trust's termination or upon the occurrence of certain events (see "Trust Administration--Portfolio Supervision") the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust.

   Some of the Securities in the Trust may also be owned by other clients of the Sponsors and their affiliates. However, because these clients may have differing investment objectives, the Sponsors may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. Investors should consult with their own financial advisers prior to investing in the Trust to determine its suitability. (See "Trust Administration--Portfolio Supervision" below.)

   ADDITIONAL SECURITIES. Investors should be aware that in connection with the creation of additional Units subsequent to the Initial Date of Deposit, the Sponsors will deposit Additional Securities, contracts to purchase Additional Securities or cash (or letter of credit in lieu of cash) with instructions to purchase Additional Securities, in each instance maintaining the original proportionate relationship, subject to adjustment under certain circumstances, of the numbers of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust.

   Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Unitholder's Units and the Income per Unit received by the Trust. In particular, Unitholders who purchase Units during the initial offering period would experience a dilution of their investment as a result of any brokerage fees paid by the Trust during subsequent deposits of Additional Securities purchased with cash deposited. In order to minimize these effects, the Trust will try to purchase Securities as near as possible to the Evaluation Time or at prices as close as possible to the prices used to evaluate Trust Units at the Evaluation Time.

   In addition, subsequent deposits to create additional Units will not be fully covered by the deposit of a bank letter of credit. In the event that the Sponsors do not deliver cash in consideration for the additional Units delivered, the Trust may be unable to satisfy its contracts to purchase the Additional Securities without the Trustee selling underlying Securities. Therefore, to the extent that the subsequent deposits are not covered by a bank letter of credit, the failure of the Sponsors to deliver cash to the Trust, or any delays in the Trust receiving such cash, would have significant adverse consequences for the Trust.

   COMMON STOCK. Since the Trust contains common stocks of domestic issuers, an investment in Units of the Trust should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may worsen.

   Additional risks include those associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stocks have a right to receive dividends only when, if, and in the amounts declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks usually have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks.

   Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Trust thus may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

   LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted affecting the Securities in the Trust or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment, or with respect to the petroleum or tobacco industries, may have a negative impact on certain companies represented in the Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trust or will not impair the ability of the issuers of the Securities to achieve their business goals.

   LEGAL PROCEEDINGS AND LITIGATION. At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.


   ORGANIZATION COSTS. The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsors for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsors for the Trust's organization costs at the completion of the initial offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Trust Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsors for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsors. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsors will remain fixed and will never exceed $1.06 per 100 Units, this will also result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.


   GENERALLY. There is no assurance that any dividends will be declared or paid in the future on the Securities. Investors should be aware that there is no assurance that the Trust's objective will be achieved.

                                PUBLIC OFFERING

   OFFERING PRICE. In calculating the Public Offering Price, the aggregate value of the Securities is determined in good faith by the Trustee on each "Business Day" as defined in the Indenture in the following manner: because the Securities are listed on a national securities exchange, this evaluation is based on the closing sale prices on that exchange as of the Evaluation Time (unless the Trustee deems these prices inappropriate as a basis for valuation). If the Trustee deems these prices inappropriate as a basis for evaluation, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or by such other appraisal deemed appropriate by the Trustee or (c) by any combination of the above, each as of the Evaluation Time.


   The sales charge consists of a Deferred Sales Charge of $12.50 per 100 Units (1.25% of the Initial Public Offering Price). The Deferred Sales Charge will be paid through ten monthly deductions from the Principal Account of the Trust of $.80 on each of the Monthly Deferred Sales Charge Payment Dates as set forth in the Summary of Essential Information in Part A (the "Monthly Charge") and two semi-annual deductions from distributions from the Income Account of $2.25 each on June 30, 2002, and December 31, 2002 (the "Semi-Annual Charge"). If the amount of the distribution from the Income Account is insufficient to pay the Semi-Annual Charge, any unpaid amount shall be further deferred and deducted from proceeds due to Unitholders upon termination. If the amount available in the Principal Account of the Trust is insufficient to pay the Monthly Charge, the Trustee shall sell Securities selected by the Sponsors sufficient to pay such amounts. If the Public Offering Price paid by an investor exceeds $10.00 per Unit, the Deferred Sales Charge will be less than 1.25%; if the Public Offering Price paid by an investor is less than $10.00 per Unit, the Deferred Sales Charge will exceed 1.25%. To the extent the entire Deferred Sales Charge has not been so deducted at the time of repurchase or redemption of the Units, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. However, any remaining Deferred Sales Charge will be refunded by the Sponsors when Units of any Schwab Ten Trust held at the time of the death (including the death of a single joint tenant with rights of survivorship) or disability (as defined in the Internal Revenue Code of 1986) of a Unitholder are repurchased or redeemed. The Sponsors may require receipt of satisfactory proof of the death or disability before releasing the portion of the proceeds representing the amount waived. Units purchased pursuant to the Reinvestment Plan are subject only to any remaining Deferred Sales Charge deductions (see "Reinvestment Plan").


   DISCOUNTS. Employees (and their immediate families) of Charles Schwab & Co., Inc., and Investec Ernst & Company (and their affiliates) and of the special counsel to the Sponsors may, pursuant to employee benefit arrangements, purchase Units of the Trust at a price equal to the aggregate value of the underlying securities in the Trust during the initial offering period, divided by the number of Units outstanding plus a reduced Deferred Sales Charge of $10.00 per 100 Units (1.00% of the Initial Public Offering Price). Such arrangements result in less selling effort and selling expenses than sales to employee groups of other companies. Resales or transfers of Units purchased under the employee benefit arrangements may only be made through the Sponsors' secondary market, so long as it is being maintained, and not through other broker-dealers. Units may be purchased in the primary or secondary market at the Public Offering Price plus a reduced Deferred Sales Charge of $10.00 per 100 Units by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who have agreements with Charles Schwab & Co., Inc. ("Schwab Financial Advisor"), or by investors in either (i) any unit investment trust with an investment strategy based upon the Strategic Ten that have purchased their investment within a two year period prior to the date of this Prospectus who can purchase Units of the Trust in an amount not greater in value than the amount of said investment made during this two year period or (ii) a terminating series of the Schwab Ten Trust who can purchase Units of the Trust in an amount not greater than twice the value of their investment in the terminating Schwab Ten Trust ("Strategic Ten Investors"). Such Strategic Ten Investors who purchase Units of the Trust through a Schwab Financial Advisor may purchase Units in the primary or secondary market at the Public Offering Price plus a Deferred Sales Charge of $8.00 per 100 Units (.80% of the Initial Public Offering Price), if available in the secondary market. The reduced Deferred Sales Charge of $10.00 per 100 Units will be paid through Monthly Charges of $.80 and the two Semi-Annual Charges of $1.00 each. The reduced Deferred Sales Charge of $8.00 per 100 Units will only be subject to the monthly charge described above.

   DISTRIBUTION OF UNITS. During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, Units will be distributed by the Sponsors at the Public Offering Price. The initial offering period is thirty days after each deposit of Securities in the Trust and the Sponsors may extend the initial offering period for successive thirty-day periods. The Sponsors intend to qualify the Units for sale in substantially all States.

   SPONSORS' PROFITS. The Sponsors will receive a combined gross underwriting commission equal to up to $12.50 per 100 Units or 1.25% of the Initial Public Offering Price per 100 Units (equivalent to 1.266% of the net amount invested in the Securities). Additionally, the Sponsors may realize a profit on the deposit of the Securities in the Trust representing the difference between the cost of the Securities to the Sponsors and the cost of the Securities to the Trust. (See "Portfolio of Investments.") All or a portion of the Securities initially deposited in the Trust may have been acquired through the Sponsors.

   During the initial offering period and thereafter to the extent additional Units continue to be offered by means of this Prospectus, the Sponsors may also realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence in the Public Offering Price received by the Sponsors for the Units. Cash, if any, made available to the Sponsors prior to settlement date for the purchase of Units may be used in the Sponsors' business subject to the limitations of 17 CFR 240.15c3-3 under the Securities Exchange Act of 1934 and may be of benefit to the Sponsors.

   Both upon acquisition of Securities and termination of the Trust, the Trustee may utilize the services of the Sponsors for the purchase or sale of all or a portion of the Securities in the Trust. The Sponsors may receive brokerage commissions from the Trust in connection with such purchases and sales in accordance with applicable law.

   In maintaining a market for the Units (see "Sponsors Repurchase") the Sponsors will realize profits or sustain losses in the amount of any difference between the price at which they buy Units and the price at which they resell such Units.

                             RIGHTS OF UNITHOLDERS

   BOOK-ENTRY UNITS. Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form at The Depository Trust Company ("DTC") through an investor's brokerage account. Units held through DTC will be deposited by the Sponsors with DTC in the Sponsors' DTC account and registered in the nominee name CEDE & COMPANY. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished directly and indirectly only by book-entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchase and sale from Charles Schwab & Co., Inc. Transfers, and the requirements therefor, will be governed by the applicable procedures of DTC and the Unitholder's agreement with the DTC participant in whose name the Unitholder's Units are registered on the transfer records of DTC.

   DISTRIBUTIONS. Dividends received by the Trust are credited by the Trustee to an Income Account for the Trust. Other receipts, including the proceeds of Securities disposed of, are credited to a Principal Account for the Trust.

   Distributions to each Unitholder from the Income Account are computed as of the close of business on each Record Date for the following Distribution Date and consist of an amount substantially equal to such Unitholder's pro rata share of the income credited to the Income Account, less expenses. Distributions from the Principal Account of the Trust (other than amounts representing failed contracts, as previously discussed) will be computed as of each Record Date, and will be made to the Unitholders of the Trust on or shortly after the Distribution Date. Proceeds representing principal received from the disposition of any of the Securities between a Record Date and a Distribution Date which are not used for redemptions of Units will be held in the Principal Account and not distributed until the next Distribution Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date after such purchase.

   As of each Record Date, the Trustee will deduct from the Income Account of the Trust, and, to the extent funds are not sufficient therein, from the Principal Account of the Trust, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Expenses and Charges"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any applicable taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Principal Accounts such amounts as may be necessary to cover redemptions of Units. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Principal Account to the extent of the Monthly Charge of $.80 per 100 Units for all Unitholders and from distributions made from the Income Account to the extent of the Semi-Annual Charge of either $2.25 or $1.00 per 100 Units for those Unitholders paying Deferred Sales Charges of $12.50 and $10.00, respectively, per 100 Units, to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

   The dividend distribution per 100 Units, if any, cannot be anticipated and may be paid as Securities are redeemed, exchanged or sold, or as expenses of the Trust fluctuate. No distribution need be made from the Income Account or the Principal Account unless the balance therein is an amount sufficient to distribute $1.00 per 100 Units.

   RECORDS. The Trustee shall furnish Unitholders in connection with each distribution a statement of the amount being distributed from the Income and Principal Account, respectively, expressed in each case as a dollar amount per 100 Units. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Unitholder of record a statement showing (a) as to the Income Account: dividends, interest and other cash amounts received, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, deductions for the Deferred Sales Charge, applicable taxes and fees and expenses of the Trust, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year;
(b) as to the Principal Account: the Securities disposed of and the net proceeds received therefrom, deductions for payment of disposition of any Securities and the net proceeds received therefrom, deductions for the Deferred Sales Charge, payments of applicable taxes and fees and expenses of the Trust, amounts paid for purchases of Substitute Securities and redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year; (c) a list of the Securities held, a list of Securities purchased, sold or otherwise disposed of during the calendar year and the number of Units outstanding on the last business day of such calendar year; (d) the Redemption Price per 100 Units based upon the last computation thereof made during such calendar year; and (e) amounts actually distributed to Unitholders during such calendar year from the Income and Principal Accounts, separately stated, of the Trust, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each 100 Units outstanding on the last business day of such calendar year.

   The Trustee shall keep available for inspection by Unitholders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unitholders, Units held, a current list of Securities in the portfolio and a copy of the Trust Agreement.

                                   LIQUIDITY

   SPONSORS REPURCHASE. Unitholders who wish to dispose of their Units should inquire of the Sponsors as to current market prices prior to making a tender for redemption. The aggregate value of the Securities will be determined by the Trustee on a daily basis and computed on the basis set forth under "Trustee Redemption." The Sponsors do not guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. The Sponsors may discontinue the repurchase of redemption requests if the supply of Units exceeds demand, or for other business reasons. The date of repurchase is deemed to be the date on which redemption requests are received in proper form by Charles Schwab & Co., Inc., except for redemption requests received after 4 p.m. Eastern Time when Units will be deemed to have been repurchased on the next business day. In the event a market is not maintained for the Units, a Unitholder may be able to dispose of Units only by tendering them to the Trustee for redemption.

   Units purchased by the Sponsors in the secondary market may be reoffered for sale by the Sponsors at a price based on the aggregate value of the Securities in the Trust subject to the remaining Deferred Sales Charge plus a pro rata portion of amounts, if any, in the Income and Principal Accounts. Any Units that are purchased by the Sponsors in the secondary market also may be redeemed by the Sponsors if they determine such redemption to be in their best interest.

   The Sponsors may, under certain circumstances, as a service to Unitholders, elect to purchase any Units tendered to the Trustee for redemption (see "Trustee Redemption"). Factors which the Sponsors will consider in making a determination will include the number of Units of all Trusts which they have in inventory, their estimate of the salability and the time required to sell such Units and general market conditions. For example, if in order to meet redemptions of Units the Trustee must dispose of Securities, and if such disposition cannot be made by the redemption date (three calendar days after tender), the Sponsors may elect to purchase such Units. Such purchase shall be made by payment to the Unitholder's brokerage account not later than the close of business on the redemption date of an amount equal to the Redemption Price on the date of tender less any unpaid Deferred Sales Charge.

   TRUSTEE REDEMPTION. At any time prior to the Evaluation Time on the business day preceding the commencement of the Liquidation Period (approximately one year from the Date of Deposit), or on the date of any earlier termination of the Trust, Units may also be tendered to the Trustee for redemption upon payment of any relevant tax by contacting Charles Schwab & Co., Inc. In certain instances, additional documents may be required, such as a trust instrument, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian. At the present time there are no specific taxes related to the redemption of Units. No redemption fee will be charged by the Sponsors or the Trustee. Units redeemed by the Trustee will be canceled.

   Within three business days following a tender for redemption, the Unitholder will be entitled to receive an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth under "Summary of Essential Information" in Part A on the date of tender less any unpaid Deferred Sales Charge applicable to the redeeming Unitholder. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the close of trading on the New York Stock Exchange (4:00 p.m. Eastern Time), the date of tender is the next day on which such Exchange is open for trading, and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

   The Redemption Price per Unit is the pro rata share of the Unit in the Trust determined by the Trustee on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected (during the initial offering period a portion of the cash on hand includes an amount sufficient to pay the per Unit portion of all or a part of the costs incurred in organizing and offering the Trust, see "Trust Expenses and Charges"), (ii) the value of the Securities in the Trust as determined by the Trustee, less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) the accrued expenses of the Trust and (c) cash allocated for the distribution to Unitholders of record as of a Record Date prior to the evaluation being made. As of the close of the initial offering period the Redemption Price per 100 Units will be reduced to reflect the payment of the organization costs to the Sponsors. Therefore, the amount of the Redemption Price per 100 Units received by a Unitholder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial offering period. Because the Securities are listed on a national securities exchange, the Trustee may determine the value of the Securities in the Trust based on the closing sale prices on that exchange. Unless the Trustee deems these prices inappropriate as a basis for evaluation or if there is no such closing purchase price, then the Trustee may utilize, at the Trust's expense, an independent evaluation service or services to ascertain the values of the Securities. The independent evaluation service shall use any of the following methods, or a combination thereof, which it deems appropriate: (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Securities on the bid side of the market or (c) by any combination of the above.

   In connection with each redemption the Sponsors will direct the Trustee to redeem Units in accordance with the procedures set forth in either (a) or (b) below.

      (a) A Unitholder will receive his redemption proceeds in cash. Amounts paid on redemption allocable to the Unitholder's interest in the Income Account shall be withdrawn from the Income Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Securities in order to make funds available for redemptions. Such sales, if required, could result in a sale of Securities by the Trustee at a loss. To the extent Securities are sold, the size and diversity of the Trust will be reduced. The Securities to be sold will be selected by the Trustee in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of each stock. Provision is made in the Indenture under which the Sponsors may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsors believe that the minimum amounts which would be specified would be approximately 100 shares for readily marketable Securities.

      Any Unitholder tendering 25,000 Units or more of the Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Securities and cash in an amount and value equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. To the extent possible, in kind distributions ("In Kind Distributions") shall be made by the Trustee through the distribution of each of the Securities in book-entry form to the Unitholder's broker-dealer account at The Depository Trust Company. An In Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising the Trust portfolio and cash from the Income and Principal Accounts equal to the balance of the Redemption Price to which the tendering Unitholder is entitled. A Unitholder who elects to receive In Kind Distributions may incur brokerage or other transaction costs in converting the Securities so distributed into cash subsequent to their receipt of the Securities from the Trust. If funds in the Principal Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities in the manner described above.

      The Trustee is irrevocably authorized in its discretion, if the Sponsors do not elect to purchase a Unit tendered for redemption or if the Sponsors tender a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Unitholder at prices which will return to the Unitholder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Unitholder on the day he would otherwise be entitled to receive payment of the Redemption Price.

      (b) The Trustee will redeem Units in kind by an In Kind Distribution to The Bank of New York as the Distribution Agent. A Unitholder will be able to receive in kind an amount per Unit equal to the Redemption Price per Unit as determined as of the day of tender. In Kind Distributions to Unitholders will take the form of whole shares of Securities. Cash will be distributed by the Distribution Agent in lieu of fractional shares. The whole shares, fractional shares and cash distributed to the Distribution Agent will aggregate an amount equal to the Redemption Price per Unit.

   Distributions in kind on redemption of Units shall be held by the Distribution Agent, whom each Unitholder shall be deemed to have designated as his agent upon purchase of a Unit, for the account, and for disposition in accordance with the instructions of, the tendering Unitholder as follows:

      (i) The Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender or as soon thereafter as possible and remit to the Unitholder not later than three business days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale unless the tendering Unitholder requests a distribution of the Securities as set forth in paragraph (ii) below. The Distribution Agent may sell the Securities through the Sponsors, and the Sponsors may charge brokerage commissions on those sales.

      (ii) If the tendering Unitholder requests distribution in kind and tenders in excess of 25,000 Units, the Distribution Agent shall sell any portion of the In Kind Distribution represented by fractional interests in shares in accordance with the foregoing and distribute the net cash proceeds plus any other distributable cash to the tendering Unitholder together with book-entry credit to the account of the Unitholder's bank or broker-dealer at DTC representing whole shares of each of the Securities comprising the In Kind Distribution.

   The 25,000 Unit threshold will not apply to redemptions in kind at the termination of the Trust.

   The portion of the Redemption Price which represents the Unitholder's interest in the Income Account shall be withdrawn from the Income Account to the extent available. The balance paid on any redemption, including dividends receivable on stocks trading ex-dividend, if any, shall be drawn from the Principal Account to the extent that funds are available for such purpose. To the extent Securities are distributed in kind to the Distribution Agent, the size of the Trust will be reduced. Sales by the Distribution Agent may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. The Redemption Price received by a tendering Unitholder may be more or less than the purchase price originally paid by such Unitholder, depending on the value of the Securities in the Portfolio at the time of redemption.

   The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee and the Sponsors are not liable to any person or in any way for any loss or damage which may result from any such suspension or postponement.

   A Unitholder who wishes to dispose of his Units should inquire of his broker in order to determine if there is a current secondary market price in excess of the Redemption Price.

                             TRUST ADMINISTRATION

   PORTFOLIO SUPERVISION. The Trust is a unit investment trust and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the portfolio. Although the portfolio of the Trust is regularly reviewed, because of the formula employed in selecting the Strategic Ten, it is unlikely that the Trust will sell any of the Securities other than to satisfy redemptions of Units, or to cease buying Additional Securities in connection with the issuance of additional Units. However, the Trust Agreement provides that the Sponsors may direct the disposition of Securities upon the occurrence of certain events including: (1) default in payment of amounts due on any of the Securities; (2) institution of certain legal proceedings; (3) default under certain documents materially and adversely affecting future declaration or payment of amounts due or expected; (4) determination of the Sponsors that the tax treatment of the Trust as a grantor trust would otherwise be jeopardized; (5) decline in price as a direct result of serious adverse credit factors affecting the issuer of a Security which, in the opinion of the Sponsors, would make the retention of the Security detrimental to the Trust or the Unitholders; or (6) that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Sponsors the sale or tender of the Security is in the best interest of the Unitholders. Furthermore, the Trust will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the Strategic Ten or even its deletion from the DJIA.

   In addition, the Trust Agreement provides as follows:

      (a) If a default in the payment of amounts due on any Security occurs pursuant to provision (1) above and if the Sponsors fail to give immediate instructions to sell or hold that Security, the Trustee, within 30 days of that failure by the Sponsors, shall sell the Security.

      (b) It is the responsibility of the Sponsors to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new securities in exchange and substitution for any Security pursuant to a recapitalization or reorganization. If any exchange or substitution is effected notwithstanding such rejection, any securities or other property received shall be promptly sold unless the Sponsors direct that it be retained.

      (c) Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities shall be promptly sold unless the Sponsors direct that it be retained by the Trustee. The proceeds of any disposition shall be credited to the Income or Principal Account of the Trust.

      (d) The Sponsors are authorized to increase the size and number of Units of the Trust by the deposit of Additional Securities, contracts to purchase Additional Securities or cash or a letter of credit with instructions to purchase Additional Securities in exchange for the corresponding number of additional Units from time to time during the Deposit Period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit is maintained to the extent practicable. The Sponsors may specify the minimum numbers in which Additional Securities will be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the original proportionate relationship. If Securities of an issue originally deposited are unavailable at the time of the subsequent deposit, the Sponsors may (i) deposit cash or a letter of credit with instructions to purchase the Security when it becomes available, or (ii) deposit (or instruct the Trustee to purchase) either Securities of one or more other issues originally deposited or a Substitute Security.

   In determining whether to dispose of or hold Securities, new securities or property, the Sponsors may be advised by the Portfolio Supervisor.

   TRUST AGREEMENT AND AMENDMENT. The Trust Agreement may be amended by the Trustee and the Sponsors without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such other provisions in regard to matters arising thereunder as shall not adversely affect the interests of the Unitholders.

   The Trust Agreement may also be amended in any respect, or performance of any of the provisions thereof may be waived, with the consent of investors holding 66 2/3% of the Units then outstanding for the purpose of modifying the rights of Unitholders; provided that no such amendment or waiver shall reduce any Unitholder's interest in the Trust without his consent or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of the holders of all Units. The Trust Agreement may not be amended, without the consent of the holders of all Units in the Trust then outstanding, to increase the number of Units issuable or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders, in writing, of the substance of any such amendment.

   TRUST TERMINATION. The Trust Agreement provides that the Trust shall terminate as of the Evaluation Time on the business day preceding the commencement of the Liquidation Period or upon the earlier maturity, redemption or other disposition, as the case may be, of the last of the Securities held in such Trust and in no event is it to continue beyond the Mandatory Termination Date. If the value of the Trust shall be less than the minimum amount set forth under "Summary of Essential Information" in Part A, the Trustee may, in its discretion, and shall, when so directed by the Sponsors, terminate the Trust. The Trust may also be terminated at any time with the consent of investors holding 100% of the Units then outstanding. When directed by the Sponsors, the Trustee shall utilize the services of the Sponsors for the sale of all or a portion of the Securities in the Trust, and in so doing, the Sponsors will determine the manner, timing and execution of the sales of the underlying Securities. Any brokerage commissions received by the Sponsors from the Trust in connection with such sales will be in accordance with applicable law. In the event of termination, written notice thereof will be sent by the Trustee to all Unitholders who are holding their Units in a Schwab brokerage account at that time. Such notice will provide Unitholders with the following three options by which to receive their pro rata share of the net asset value of the Trust and requires their election of one of the three options by notifying the Trustee by returning a properly completed election request (to be supplied to such Unitholders at least 30 days prior to the commencement of the Liquidation Period) (see "Summary of Essential Information" in Part A for the date of the commencement of the Liquidation Period):

      1. A Unitholder whose interest in the Trust would entitle him to receive at least one share of each underlying Security will have his Units redeemed on or about the commencement of the Liquidation Period by distribution of the Unitholder's pro rata share of the net asset value of the Trust on such date distributed in kind to the extent represented by whole shares of underlying Securities and the balance in cash within three business days following the commencement of the Liquidation Period. Unitholders subsequently selling such distributed Securities will incur brokerage costs when disposing of such Securities. Unitholders should consult their own tax adviser in this regard;

      2. To receive in cash such Unitholder's pro rata share of the net asset value of the Trust derived from the sale by the Sponsors as the agents of the Trustee of the underlying Securities during the Liquidation Period. The Unitholder's pro rata share of its net assets of the Trust will be distributed to such Unitholder within three days of the settlement of the trade of the last Security to be sold; and/or

      3. To invest such Unitholder's pro rata share of the net assets of the Trust derived from the sale by the Sponsors as agents of the Trustee of the underlying Securities in units of a subsequent series of the Schwab Ten Trust (the "New Series") provided one is offered. It is expected that a special redemption and liquidation will be made of all Units of this Trust held by Unitholders (the "Rollover Unitholder") who affirmatively notify the Trustee of their election to participate in this option on or prior to the Rollover Notification Date set forth in the "Summary of Essential Information" for the Trust in Part A. In the event that the Sponsors determine that such a redemption and subsequent investment in a New Series by a Rollover Unitholder may be effected under applicable law in a manner that will not result in the recognition of either gain or loss for U.S. federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series ("Duplicated Securities"), Unitholders will be notified at least 30 days prior to the commencement of the Liquidation Period of the procedures and process necessary to facilitate such tax treatment. The Units of a New Series will be purchased by the Unitholder within three business days of the settlement of the trade for the last of the Unitholder's Securities to be sold. Such purchaser will be entitled to a reduced deferred sales charge upon the purchase of units of the New Series. It is expected that the terms of the New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar options with respect to the termination of such New Series will be available. The availability of this option does not constitute a solicitation of an offer to purchase Units of a New Series or any other security. A Unitholder's election to participate in this option will be treated as an indication of interest only. At any time prior to the purchase by the Unitholder of units of a New Series such Unitholder may change his investment strategy and receive, in cash, the proceeds of the sale of the Securities. An election of this option will not prevent the Unitholder from recognizing taxable gain or loss (except in the case of a loss, if and to the extent the New Series is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Unitholders should consult their own tax adviser in this regard.

   Unitholders who do not make any election will be deemed to have elected to receive the termination distribution in cash (option number 2). In addition, Unitholders who have transferred their Units from a Schwab brokerage account will not be eligible for the rollover (option number 3) and will be deemed to have elected to receive the termination distribution in cash (option number 2), unless they affirmatively notify the Trustee by the Rollover Notification Date that they elect to receive an In-Kind Distribution (option number 1).

   The Sponsors have agreed that to the extent they effect the sales of underlying securities for the Trustee in the case of the second and third options such sales will be free of brokerage commissions. The Sponsors, on behalf of the Trustee, will sell, unless prevented by unusual and unforeseen circumstances, such as, among other reasons, a suspension in trading of a Security, the close of a stock exchange, outbreak of hostilities and collapse of the economy, all of the Securities by the last business day of the Liquidation Period. The Redemption Price Per Unit upon the settlement of the last sale of Securities during the Liquidation Period will be distributed to Unitholders in redemption of such Unitholders' interest in the Trust.

   Depending on the amount of proceeds to be invested in Units of the New Series and the amount of other orders for Units in the New Series, the Sponsors may purchase a large amount of securities for the New Series in a short period of time. The Sponsors' buying of securities may tend to raise the market prices of these securities. The actual market impact of the Sponsors' purchases, however, is currently unpredictable because the actual amount of securities to be purchased and the supply and price of those securities is unknown. A similar problem may occur in connection with the sale of Securities during the Liquidation Period; depending on the number of sales required, the prices of and demand for Securities, such sales may tend to depress the market prices and thus reduce the proceeds of such sales. The Sponsors believe that the sale of underlying Securities during the Liquidation Period, as described above, is in the best interest of a Unitholder and may mitigate the negative market price consequences stemming from the trading of large amounts of Securities. The Securities may be sold in fewer than seven days if, in the Sponsors' judgment, such sales are in the best interest of Unitholders. The Sponsors, in implementing such sales of securities on behalf of the Trustee, will seek to maximize the sales proceeds and will act in the best interests of the Unitholders. There can be no assurance, however, that any adverse price consequences of heavy trading will be mitigated.

   Section 17(a) of the Investment Company Act of 1940 generally prohibits principal transactions between registered investment companies and their affiliates. Pursuant to an exemptive order issued by the Securities and Exchange Commission, each terminating Schwab Ten Trust can sell Duplicated Securities directly to a New Series. The exemption will enable the Trust to eliminate commission costs on these transactions. The price for those securities transferred will be the closing sale price on the sale date on the national securities exchange where the securities are principally traded, as certified and confirmed by the Trustee.

   The Sponsors may for any reason, in their sole discretion, decide not to sponsor any subsequent series of the Trust, without penalty or incurring liability to any Unitholder. If the Sponsors so decide, the Sponsors will notify the Trustee of that decision, and the Trustee will notify the Unitholders before the commencement of the Liquidation Period. All Unitholders will then elect either option 1 or option 2.

   By electing to reinvest in the New Series, the Unitholder indicates his interest in having his terminating distribution from the Trust invested only in the New Series created following termination of the Trust; the Sponsors expect, however, that a similar reinvestment program will be offered with respect to all subsequent series of the Trust, thus giving Unitholders a yearly opportunity to elect to "rollover" their terminating distributions into a New Series. The availability of the reinvestment privilege does not constitute a solicitation of offers to purchase units of a New Series or any other security. A Unitholder's election to participate in the reinvestment program will be treated as an indication of interest only. The Sponsors intend to coordinate the date of deposit of a future series so that the terminating trust will terminate contemporaneously with the creation of a New Series. The Sponsors reserve the right to modify, suspend or terminate the reinvestment privilege at any time.

   THE SPONSORS. Charles Schwab & Co., Inc. ("Schwab") was established in 1971 and is one of America's largest discount brokers. The firm provides low-cost securities brokerage and related financial services to over 3.3 million active customer accounts and has over 200 branch offices. Schwab also offers convenient access to financial information services and provides products and services that help investors make investment decisions. Schwab is a wholly owned subsidiary of The Charles Schwab Corporation. Charles R. Schwab is the founder, Chairman, Chief Executive Officer and a director of The Charles Schwab Corporation and, as of March 18, 1999, the beneficial owner of approximately 18.6% of the outstanding shares of that corporation. Mr. Schwab may be deemed to be a controlling person of Schwab.

   Investec Ernst & Company, a Delaware corporation, is an indirect wholly-owned subsidiary of Investec Group. The Investec Group is a leading international specialist banking group headquartered in Johannesburg, South Africa. The Group is one of the 20 largest companies listed on the JSE Securities Exchange (formerly, the Johannesburg Stock Exchange) and ranks among the world's top 300 banks with total assets under management exceeding $74 billion. The Sponsor is a member of the New York Stock Exchange, NASD, other principal exchanges and SIPC.

   The information included herein is only for the purpose of informing investors as to the financial responsibility of the Sponsors and their ability to carry out their contractual obligations. The Sponsors will be under no liability to Unitholders for taking any action, or refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment except in cases of their own willful misfeasance, bad faith, gross negligence or reckless disregard of their obligations and duties.

   The Sponsors may each resign at any time by delivering to the Trustee an instrument of resignation executed by the individual Sponsor. If at any time either of the Sponsors shall resign or fail to perform any of its duties under the Trust Agreement or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may either (a) appoint a successor Sponsor; (b) terminate the Trust Agreement and liquidate the Trust; or (c) continue to act as Trustee without terminating the Trust Agreement. Any successor Sponsor appointed by the Trustee shall be satisfactory to the Trustee and, at the time of appointment, shall have a net worth of at least $1,000,000.

   THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York, having its offices at 101 Barclay Street, New York, New York 10286. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

   The Trustee shall not be liable or responsible in any way for taking any action, or for refraining from taking any action, in good faith pursuant to the Trust Agreement, or for errors in judgment; or for any disposition of any moneys, Securities or Units in accordance with the Trust Agreement, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties; provided, however, that the Trustee shall not in any event be liable or responsible for any evaluation made by any independent evaluation service employed by it. In addition, the Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or the Trust which it may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities pursuant to the Trust Agreement.

   For further information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Rights of Unitholders."

   The Trustee may resign by executing an instrument in writing and filing the same with the Sponsors, and mailing a copy of a notice of resignation to all Unitholders. In such an event the Sponsors are obligated to appoint a successor Trustee as soon as possible. In addition, if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsors may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsors. If upon resignation of the Trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of the Trustee becomes effective only when the successor Trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor Trustee. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor.

   Any corporation into which the Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Trustee shall be a party, shall be the successor Trustee. The Trustee must always be a banking corporation organized under the laws of the United States or any State and have at all times an aggregate capital, surplus and undivided profits of not less than $2,500,000.

   EVALUATION OF THE TRUST. The value of the Securities in the Trust portfolio is determined in good faith by the Trustee on the basis set forth under "Public Offering-Offering Price." The Sponsors and the Unitholders may rely on any evaluation furnished by the Trustee and shall have no responsibility for the accuracy thereof. Determinations by the Trustee under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Trustee shall be under no liability to the Sponsors or Unitholders for errors in judgment, except in cases of its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Trustee, the Sponsors and the Unitholders may rely on any evaluation furnished to the Trustee by an independent evaluation service and shall have no responsibility for the accuracy thereof.

                          TRUST EXPENSES AND CHARGES

   Investors will reimburse the Sponsors on a per 100 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust (collectively, the "organization costs"), including the cost of the initial preparation and execution of the Trust Agreement, registration of the Trust and the Units under the Investment Company Act of 1940 and the Securities Act of 1933 and State registration fees, the initial fees and expenses of the Trustee, legal expenses and other actual out-of-pocket expenses. The estimated organization costs will be paid to the Sponsors from the assets of the Trust as of the close of the initial offering period (which may be between 30 and 90 days). To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs included in the Public Offering Price will be reimbursed to the Sponsors. All advertising and selling expenses, as well as any organizational costs not paid by the Trust, will be borne by the Sponsors at no cost to the Trust.

   The Sponsors will receive for portfolio supervisory, bookkeeping and administrative services to the Trust an annual fee in the amount set forth under "Summary of Essential Information" in Part A. This fee may exceed the actual cost of providing portfolio supervisory, bookkeeping and administrative services for the Trust, but at no time will the total amount received for portfolio supervisory, bookkeeping and administrative services rendered to all series of the Schwab Trusts in any calendar year exceed the aggregate cost to the Sponsors of supplying such services in such year. (See "Portfolio Supervision.")

   The Trustee will receive, for its ordinary recurring services to the Trust, an annual fee in the amount set forth under "Summary of Essential Information" in Part A. For a discussion of the services performed by the Trustee pursuant to its obligations under the Trust Agreement, see "Trust Administration" and "Rights of Unitholders."

   The Trustee's fees applicable to a Trust are payable as of each Record Date from the Income Account of the Trust to the extent funds are available and then from the Principal Account. Both the annual fee for portfolio supervisory, bookkeeping and administrative services, and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases in consumer prices for services as measured by the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent."

   The following additional charges are or may be incurred by the Trust: all expenses (including counsel fees) of the Trustee incurred and advances made in connection with its activities under the Trust Agreement, including the expenses and costs of any action undertaken by the Trustee to protect the Trust and the rights and interests of the Unitholders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of the Trust; indemnification of the Sponsors for any losses, liabilities and expenses incurred in acting as sponsors of the Trust without gross negligence, bad faith or willful misconduct on its part; and all taxes and other governmental charges imposed upon the Securities or any part of the Trust (no such taxes or charges are being levied, made or, to the knowledge of the Sponsors, contemplated). The above expenses, including the Trustee's fees, when paid by or owing to the Trustee are secured by a first lien on the Trust to which such expenses are charged. In addition, the Trustee is empowered to sell the Securities in order to make funds available to pay all expenses.

   Unless the Sponsors otherwise direct, the accounts of the Trust shall be audited not less than annually by independent auditors selected by the Sponsors. To the extent lawful, the expenses of the audit shall be an expense of the Trust. Unitholders covered by the audit during the year may receive a copy of the audited financial statements upon request.

                               REINVESTMENT PLAN

   Income and principal distributions on Units (other than the final distribution in connection with the termination of the Trust) may be reinvested by participating in the Trust's reinvestment plan. Under the plan, the Units acquired for participants will be either Units already held in inventory by the Sponsors or new Units created by the Sponsors' deposit of Additional Securities as described in "The Trust-Organization" in this Part B. Units acquired by reinvestment will not be subject to a sales charge. In order to enable a Unitholder to participate in the reinvestment plan with respect to a particular distribution on their Units, written notification must be received by the Trustee within 10 days prior to the Record Date for such distribution. Each subsequent distribution of income or principal on the participant's Units will be automatically applied by the Trustee to purchase additional Units of the Trust. The Sponsors reserve the right to demand, modify or terminate the reinvestment plan at any time without prior notice.

                                  TAX STATUS

   This is a general discussion of certain federal income tax consequences arising from the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units.

   In rendering the opinion set forth below, Paul, Hastings, Janofsky & Walker LLP has examined the Trust Agreement, the final form of Prospectus dated the date hereof and the documents referred to therein, among others, and has relied on the validity of said documents and the accuracy and completeness of the facts set forth therein. In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsors, under existing law:

      1. The Trust will be classified as a grantor trust for federal income tax purposes and not as a partnership or association taxable as a corporation. Classification of the Trust as a grantor trust will cause the Trust not to be subject to federal income tax, and will cause the Unitholders of the Trust to be treated for federal income tax purposes as the owners of a pro rata portion of the assets of the Trust. All income received by the Trust will be treated as income of the Unitholders in accordance with their pro rata interest in the assets of the Trust.

      2. The Trust is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Unitholder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

      3. During the 90-day period subsequent to the initial issuance date, the Sponsors reserve the right to deposit Additional Securities that are substantially similar to those establishing the Trust. This retained right falls within the guidelines promulgated by the IRS and should not affect the taxable status of the Trust.

   A taxable event will generally occur with respect to each Unitholder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by the Unitholder. The price a Unitholder pays for its Units, including sales charges, is allocated among its pro rata portion of each Security held by the Trust (in proportion to the fair market values thereof on the date the Unitholder purchases its Units) in order to determine its initial cost for its pro rata portion of each Security held by the Trust.

   For federal income tax purposes, a Unitholder's pro rata portion of dividends paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of such corporation's current or accumulated earnings and profits. A Unitholder's pro rata portion of dividends paid on a Security that exceed current and accumulated earnings and profits will first reduce a Unitholder's tax basis in the Security, and to the extent that such dividends exceed a Unitholder's tax basis in the Security will generally be treated as a capital gain.

   A Unitholder's portion of gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Unitholder has held its Units and the Trust has held the Securities for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, but non-corporate taxpayers who realize long-term capital gains may be subject to a reduced tax rate of up to 20%, rather than the "regular" maximum tax rate of 39.1%. Although tax rates may increase prior to the time when Unitholders may realize gains from the sale, exchange or redemption of the Units or Securities, recently passed legislation is scheduled to phase in lower federal income tax rates over the next six years.

   A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Unitholder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 in the case of married individuals filing separately) recognized by non-corporate Unitholders may be deducted against ordinary income.

   A Unitholder who itemizes his or her deductions may also deduct a pro rata share of the fees and expenses of the Trust, but only to the extent that such amounts, together with the Unitholder's other miscellaneous deductions, exceed 2% of his or her adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

   After the end of each calendar year, the Trustee will furnish to each Unitholder an annual statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security, and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unitholder and to the Internal Revenue Service.

   A corporation (other than an S corporation and certain ineligible corporations) that owns Units will generally be entitled to a 70% dividends received deduction with respect to its pro rata portion of dividends taxable as ordinary income received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporation directly owned the Securities paying such dividends. However, a corporation owning Units should be aware that there are additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes "ex-dividend." Moreover, the allowable percentage of the deduction will be reduced if a corporate Unitholder owns stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

   As discussed in the section "Trust Administration--Trust Termination," each Unitholder may have three options in receiving its termination distributions, namely (i) to receive its pro rata share of the underlying Securities in kind,
(ii) to receive cash upon liquidation of its pro rata share of the underlying Securities, or (iii) to invest the amount of cash it would receive upon the liquidation of its pro rata share of the underlying Securities in units of a future series of the Trust (if one is offered). A Unitholder that chooses option (i) should be treated as merely exchanging its undivided pro rata ownership of Securities held by the Trust for sole ownership of a proportionate share of Securities; therefore, the transaction should be tax free to the extent the Securities are received. Alternatively, the transaction may be treated as an exchange that would qualify for nonrecognition treatment to the extent the Unitholder is exchanging his undivided interest in all of the Trust's Securities for his proportionate number of shares of the underlying Securities. In either instance, the transaction should result in a non-taxable event for the Unitholder to the extent Securities are received. However, there is no specific authority addressing the income tax consequences of an in-kind distribution from a grantor trust and confirming that result.

   Entities that generally qualify for an exemption from federal income tax, such as many pension trusts and individual retirement accounts, are nevertheless taxed under Section 511 of the Code on unrelated business taxable income. Unrelated business taxable income is income from a trade or business regularly carried on by the tax-exempt entity that is unrelated to the entity's exempt purpose or is derived from an investment that is acquired with debt financing. Unrelated business taxable income generally does not include dividend or interest income or gain from the sale of investment property, unless such income is derived from property that is debt-financed or is dealer property. A tax-exempt entity's dividend income from the Trust and gain from the sale of Units in the Trust or the Trust's sale of Securities is not expected to constitute unrelated business taxable income to such tax-exempt entity unless the acquisition of the Unit is directly or indirectly debt-financed or constitutes dealer property in the hands of the tax-exempt entity.

   Prospective investors are urged to consult their own tax advisers concerning the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units prior to investing in the Trust.

   RETIREMENT PLANS. Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income distributions received by each of the foregoing plans are exempt from federal taxation. Except with respect to certain IRAs known as Roth IRAs, distributions from such plans are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions from the Trust. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

   Before investing in the Trust, the trustee, investment manager or other responsible fiduciary of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is consistent with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including whether the investment is prudent, taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

                                 OTHER MATTERS

   LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, as counsel for the Sponsors. Emmet, Marvin & Martin, LLP, 120 Broadway, New York, New York 10271, have acted as counsel for the Trustee.

   INDEPENDENT AUDITORS. The Statement of Financial Condition, including the Portfolio of Investments, is included herein in reliance upon the report of Ernst & Young LLP, independent auditors, and upon the authority of said firm as experts in accounting and auditing.

   PERFORMANCE INFORMATION.   Total returns, average annualized returns or
cumulative returns for various periods of the Strategic Ten, the related index and this Trust may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus any dividends and capital gains received, divided by the public offering price as of the date of calculation. Average annualized returns show the average return for stated periods of longer than a year. From time to time, the Trust may compare the cost of purchasing Trust shares to the cost of purchasing the individual securities which constitute the Strategic Ten. In addition, the Trust may compare its deferred sales charge to the sales charges assessed on unitholders by other unit investment trusts. Sales material may also include an illustration of the cumulative results of like annual investments in the Strategic Ten during an accumulation period and like annual withdrawals during a distribution period. Figures for actual portfolios will reflect all applicable expenses and, unless otherwise stated, the maximum deferred sales charge. No provision is made for any income taxes payable. Similar figures may be given for this Trust applying the Strategic Ten investment strategy to other indexes. Returns may also be shown on a combined basis. Trust performance may be compared to performance on a total return basis of the Dow Jones Industrial Average, the S&P 500 Composite Price Stock Index, or the average performance of mutual funds investing in a diversified portfolio of U.S. stocks generally or growth stocks, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

   No person is authorized to give any information or to make any representations with respect to this Trust not contained in Parts A and B of this Prospectus. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                               -----------------

                               Table of Contents

                   Title                                Page
                   -----                                ----
                     PART A
                     Fee Table.........................  A-5
                     Summary of Essential Information..  A-6
                     Statement of Financial Condition..  A-8
                     Portfolio of Investments..........  A-9
                     Report of Independent Auditors.... A-10
                     PART B
                     The Trust.........................  B-1
                     Risk Considerations...............  B-6
                     Public Offering...................  B-8
                     Rights of Unitholders............. B-10
                     Liquidity......................... B-12
                     Trust Administration.............. B-15
                     Trust Expenses and Charges........ B-20
                     Reinvestment Plan................. B-22
                     Tax Status........................ B-22
                     Other Matters..................... B-25


   This Prospectus does not contain all of the information set forth in the registration statement, filed with the SEC, Washington, D.C., under the Securities Act of 1933 (file no. 333-81468), and the Investment Act of 1940 (file no. 811-8293), and to which reference is made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:


    .  visiting the SEC Internet address: http://www.sec.gov
    . electronic request (after paying a duplicating fee) at the following E-mail address: pulicinfo@sec.gov
    . writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009

REG 22851


                         [LOGO of Schwab Ten Trust(TM)]

                               SCHWAB TEN TRUST,

                                 2002 SERIES A


                           (A UNIT INVESTMENT TRUST)

                                  PROSPECTUS


                             DATED: MARCH 26, 2002


                                   SPONSORS:

                          CHARLES SCHWAB & CO., INC.
                             101 Montgomery Street
                        San Francisco, California 94104
                                 800-435-4000

                           INVESTEC ERNST & COMPANY
                            One Battery Park Plaza
                           New York, New York 10004
                                 212-898-7290

                                   TRUSTEE:

                             THE BANK OF NEW YORK
                              101 Barclay Street
                           New York, New York 10286
                                 877-363-3613

                               -----------------

   This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

          PART II--ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A--BONDING ARRANGEMENTS

   The employees of Investec Ernst & Company are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $15,000,000.

ITEM B--CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement on Form S-6 comprises the following papers and documents:

       The facing sheet on Form S-6.
       The Prospectus consisting of    pages.
       Undertakings.
       Signatures.

   Written consents of the following persons:

       Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

   The following exhibits:


99.1.1   --Form of Reference Trust Agreement including certain amendments to the Trust Indenture and
           Agreement referred to under Exhibit 99.1.1.1 below. (Filed as Exhibit 1.1 to Amendment No. 1 to
           Form S-6 Registration Statement No. 333-59890 of Schwab Ten Trust, 2001 Series B on June 19,
           2001, and incorporated herein by reference).
99.1.1.1 --Trust Indenture and Agreement. (Filed as Exhibit 1.1 to Amendment No. 1 to Form S-6
           Registration Statement No. 333-59890 of Schwab Ten Trust, 2001 Series B on June 19, 2001, and
           incorporated herein by reference).
99.1.3.5 --Restated Articles of Incorporation of Charles Schwab & Co., Inc. (filed as Exhibit 1.3.5 to
           Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts,
           Schwab Ten Trust, 1997 Series A on November 4, 1997, and incorporated herein by reference).
99.1.3.6 --Certificate of Amendment of Articles of Incorporation of Charles Schwab & Co., Inc. (filed as
           Exhibit 1.3.6 to Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of
           Schwab Trusts, Schwab Ten Trust, 1997 Series A on November 4, 1997, and incorporated herein by reference).
99.1.3.7 --Amended and Restated Bylaws of Charles Schwab & Co., Inc. (filed as Exhibit 1.3.7 to
           Amendment No. 2 to Form S-6 Registration Statement No. 333-31133 of Schwab Trusts,
           Schwab Ten Trust, 1997 Series A on November 4, 1997, and incorporated herein by reference).
99.1.3.8 --Certificate of Incorporation of Investec Ernst & Company dated September 23, 1993, and amended on March 2, 1998, and June 1, 1999 (incorporated by reference to Exhibit 1.3.5 to Pre-
           Effective Amendment No. 1 to the Registration Statement of The Pinnacle Family of Trusts,
           Dogs of Tech Trust Series I and Financial Trust Series II, 1933 Act File No. 333-59298).

99.1.3.9. --By-Laws of Investec Ernst & Company (incorporated by reference to Exhibit 1.3.6 to Pre-
            Effective Amendment No. 1 to the Registration Statement on Form S-6 of The Pinnacle Family of
            Trusts, Dogs of Tech Trust Series I and Financial Trust Series II, 1933 Act File No. 333-59298).
*99.3.1   --Opinion of Paul, Hastings, Janofsky & Walker LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
99.6.0    --Powers of Attorney of Investec Ernst & Company (incorporated by reference to Exhibit 6.0 to
            Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 of The Pinnacle
            Family of Trusts, Dogs of Tech Trust Series I and Financial Trust Series II, 1933 Act File No.
            333-59298); Exhibit 6.1 to Amendment No.1 to the Registration Statement on Form S-6 of
            Schwab Trusts, Schwab Ten Trust, 2001 Series C, filed on October 23, 2001, 1933 Act File No.
            333-67792); and Exhibit 6.0 to the Registration Statement on Form S-6 of Schwab Trusts,
            Schwab Ten Trust, 2002 Series A, filed on January 28, 2002, 1933 Act File No. 33-81468.
99.6.1    --Powers of Attorney of Charles Schwab & Co., Inc., the Depositor, by its officers and a majority of its Directors (incorporated by reference to Exhibit 6.1 to the Registration Statement of Schwab
            Trusts, Schwab Strategic Ten Trust, 2001 Series A, filed on December 22, 2000, 1933 Act File No.
            333-59298).
99.11.0   --Code of Ethics of Investec Ernst & Company's Unit Investment Trust activities (incorporated by reference to Exhibit 99.11.0 to Amendment No. 1 to the Registration Statement on Form S-6 of
            Schwab Trusts, Schwab Ten Trust, 2001 Series C, filed on October 23, 2001, 1933 Act File No.
            333-67792).

--------
* Filed herewith.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                  SIGNATURES

   The Registrant hereby identifies Schwab Trusts, Schwab Ten Trust, 1998 Series B for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

    3) That is has complied with Rule 460 under the Securities Act of 1933.


   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 2002 Series A, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 26th day of March, 2002.


                                          SCHWAB TRUSTS, SCHWAB

                                          TEN TRUST, 2002 SERIES A

                                          (Registrant)

                                          CHARLES SCHWAB & CO., INC.
                                          (Depositor)


                                                      /s/  JIM WHITE

                                          By ________________________________

                                                         Jim White

                                                   (Authorized Signator)

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Charles Schwab & Co., Inc., the Depositor, in the capacities and on the dates indicated.



            Name                        Title                      Date
            ----                        -----                      ----
    CHRISTOPHER V. DODDS Executive Vice President and
                         Chief Financial Officer
    DAVID S. POTTRUCK    Chief Executive Officer and Director
    STEVEN L. SCHEID     Director
    CHARLES R. SCHWAB    Chairman and Director                March 26, 2002




                                          By          /s/  JIM WHITE
                                             -----------------------------------
                                                          Jim White
                                                      Attorney-In-Fact*

--------

* Executed copies of Powers of Attorney were filed as Exhibit 6.1 to Registration Statement No. 333-52596 on December 22, 2000.

                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                  SIGNATURES

   The Registrant hereby identifies Schwab Trusts, Schwab Ten Trust, 1998 Series B for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the Series as to the securities of which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the Series with respect to the securities of which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous Series as to which the effective date was determined by the commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.


   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Schwab Trusts, Schwab Ten Trust, 2002 Series A, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 26th day of March, 2002.


                                          SCHWAB TRUSTS, SCHWAB

                                          TEN TRUST, 2002 SERIES A

                                          (Registrant)

                                          INVESTEC ERNST & COMPANY (Depositor)

                                                 /s/  PETER J. DEMARCO
                                          By ________________________________
                                                      Peter J. DeMarco
                                                   (Authorized Signator)

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Investec Ernst & Company, the Depositor, in the capacities and on the dates indicated.


           Name                          Title                      Date
           ----                          -----                      ----
   *** JOHN J. MURABITO   Chief Executive Officer
                            and Director

  * DANIEL J. CRISTOFANO  Director

   * SCOTT S. ROSENBLUM   Director

     * MARK B. SEGALL     Director

      ** HUGH HERMAN      Director                             March 26, 2002

    * S. DEREK SOLOMON    Director

                                                   /S/  PETER J. DEMARCO
                                            By ______________________________
                                                       Peter J DeMarco
                                                       Attorney-In-Fact

  /S/  STEVEN J. PARAGGIO Director and Chief Financial Officer March 26, 2002
  -----------------------
    Steven J. Paraggio


--------

  *Executed copies of the Powers of Attorney were filed as Exhibit 99.6.0 to Registration Statement No. 333-59298 on May 18, 2001.


 **Executed copies of the Powers of Attorney were filed as Exhibit 99.6.1 to Registration Statement No. 333-67792 on October 23, 2001.


***Executed copies of the Powers of Attorney were filed as Exhibit 99.6.0 to Registration Statement No. 333-81468 on January 28, 2002.

                        CONSENT OF INDEPENDENT AUDITORS


   We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated March 26, 2002, in this Registration Statement (Form S-6 No. 333-81468) of Schwab Trusts, Schwab Ten Trust, 2002 Series A.


                                          /s/ Ernst & Young LLP
                                          ERNST & YOUNG LLP

New York, New York

March 26, 2002